GRANT OF INCENTIVE OPTIONS

Toronto, Ontario – February 1, 2011:  Caledonia Mining Corporation (“Caledonia” or “the Company”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) reports that pursuant to its Stock Option Plan as approved by the Toronto Stock Exchange, on January 31, 2011 the Board granted 16,460,000 stock options as an incentive to directors, officers and employees of the Company at an exercise price of $0.13 per Caledonia common share expiring on January 31, 2016.

The share options granted to directors are as follows:

Director	Share options
S E Hayden	3,000,000
S R Curtis C Jonsson J Johnstone B Babensee C Harvey	2,500,000 1,600,000 1,600,000 1,750,000 1,600,000

 On January 9, 2011, the 6,500,000 options previously granted expired unexercised.  Following this and the grant of the above options, the share capital of the Company now comprises 500,169,280 common shares with voting rights, plus 42,540,000 options over common shares

For more information, please contact:

Mark Learmonth              Alex Buck                    Martin Eales

Caledonia Mining                          BuckBias                                 RBC Capital Markets
Tel: +27 11 447 2499                       Tel: +44 7932 740 452            Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.